

October 9, 2013

<u>Via E-mail</u>
Daniel J. Cancelmi
Chief Financial Officer
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

> **Re: Tenet Healthcare Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-07293**

Dear Mr. Cancelmi:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask that you provide us information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition, page 72

1. Please provide us proposed disclosure to be included in future periodic reports that quantifies the amount of changes in estimates of prior period managed care contractual adjustments that you recorded for each of the years presented or that adjustments were not material to the financial statements. If the latter, please provide us an analysis supporting your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant